
Mail Stop 3720

August 2, 2010

Mr. Jay H. Schecter
Chief Executive Officer
Corporate Resource Services, Inc.
f/k/a AccountAbilities, Inc.
160 Broadway
11th Floor
New York, New York 10038

> **Re:** **Corporate Resource Services, Inc.**
> **f/k/a AccountAbilities, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2009**
> **Filed December 28, 2009**
> **File No. 000-30734**

Dear Mr. Schecter:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director